Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, DC 20036 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

VIA EDGAR

August 7, 2017

Elisabeth Bentzinger

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Emerging Markets Debt 2022 Target Term Fund
File Numbers: 333-218616; 811-23262

Dear Ms. Bentzinger:

This letter responds to the comments contained in the letter dated June 27, 2017, from the staff of the Securities and Exchange Commission (the “SEC”) regarding the registration statement on Form N-2 (the “Registration Statement”), filed with respect to the initial public offering of the Nuveen Emerging Markets Debt 2022 Target Term Fund (the “Registrant” or the “Fund”). For convenience, each of the comments applicable to the Fund are repeated below, with the response immediately following.

Enclosed for your convenience is a copy of pre-effective amendment no. 1 to the Registration Statement, which was filed with the SEC on the date of this letter and is marked to show changes from the Registration Statement as originally filed.

General

1.	Comment: We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response:  The Registrant understands and acknowledges the comment.

Ms. Elisabeth Bentzinger

August 7, 2017

2.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response:    The SEC has granted to Nuveen Fund Advisors, LLC and certain funds advised by Nuveen Fund Advisors, LLC exemptive relief from Section 21 of the 1940 Act. This relief applies to the Fund, if the Fund elects to rely on such relief and comply with the terms and conditions thereof. It is currently anticipated that the Fund will rely on such relief and comply with the terms and conditions thereof.

3.

Comment:    Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response:    Supplementally, the Registrant notes that FINRA has not completed its review of the proposed underwriting terms and arrangements related to the Fund’s offering of Common Shares; however, the Registrant confirms its understanding that FINRA will need to issue a “no objections” letter under FINRA Rule 5110 in connection with such arrangements prior to the Registration Statement being declared effective.

Registration Statement Cover Page

4.

Comment:    Please confirm supplementally that the “Amount Being Registered” in the “Calculation of Registration Fee under the Securities Act of 1933” table will include all shares that may be issued pursuant to the Underwriters’ over-allotment option.

Response:    The Registrant confirms that the “Amount Being Registered” will include all shares that may be issued pursuant to the Underwriters’ over-allotment option. The current “Calculation of Registration Fee under the Securities Act of 1933” table reflects only a nominal amount of shares. Once the Underwriters have conducted marketing activity on behalf of the Fund, the Fund plans to file another pre-effective amendment to the Registration Statement in order to register the number of shares the Underwriters expect to sell in the offering. This number also will include all shares that may be issued pursuant to the Underwriters’ over-allotment option.

PROSPECTUS

Cover Page:

5.	Comment: Please remove the header referencing the filing of the Nuveen Credit Opportunities 2022 Target Term Fund registration statement pursuant to Rule 497(h).

Response:    The reference has been removed.

Ms. Elisabeth Bentzinger

August 7, 2017

6.

Comment:  Briefly stated, the Fund’s stated investment objective is to provide a high level of current income, while retaining increasing amounts of required distributions in an attempt to return a shareholder’s Original NAV (less offering costs) at termination. Please explain in the disclosure the advantages of such an investment in the Fund compared to a fund that is designed to provide maximum levels of income that is distributed without return of original NAV, especially in light of the risk of such undistributed amounts being subject to excise tax and the potential to fail to qualify as a regulated investment company.

Response:    The Registrant notes that the anticipated benefit of an investment in the Fund is that the Fund seeks to generate income in the form of dividends while at the same time seeking to return the Original NAV to its shareholders at the Termination Date, less offering costs. By seeking to provide a high level of current income, in amounts that exceed the amount of dividends declared, the Fund aims to decrease the likelihood that distributions paid to shareholders will include a return of the Fund’s NAV (sometimes referred to as “return of capital” dividends), which would come out of an investor’s original investment. By generating investment income in amounts that exceed dividends paid out to investors and by avoiding distributions that result in a return to shareholders of the Fund’s NAV, the Fund seeks to increase the likelihood that it can return Original NAV to shareholders on the Termination Date.

7.	Comment: To avoid any potential investor confusion, please disclose how “target term” funds such as the Fund are different from “target date” funds.

Response:    So-called “Target Term” closed-end funds (“Target Term Funds”) have become a well-known and accepted industry term. Target Term Funds have been offered for nearly the past 20 years, beginning with the BlackRock Target Term Trust, which commenced its first public offering in November 1988 (see SEC File No. 811-05657). Since that time, there have been many additional Target Term Fund offerings, and according to the July 2017 Closed-End Fund IPO Report issued by AST Fund Solutions, as of March 31, 2017, eight of the last twelve closed-end fund initial public offerings have been Target Term Funds.

“Target Date” funds, which is also a well-known and accepted industry term, operate as open-end mutual funds that may be purchased and redeemed daily at net asset value (“NAV”). According to the SEC’s definition of Target Date funds available on Investor.gov, Target Date funds are designed to be long-term investments for individuals with particular retirement dates in mind, whereby the name of the fund often refers to the investor’s target retirement date. For example, Target Date funds may include names such as “Portfolio 2030,” “Retirement Fund 2030,” or “Target 2030,” each of which would be designed for individuals who intend to retire in or near the year 2030. Because a Target Date fund is intended to correspond with a specific retirement date, the Target Date fund’s mix of investments will automatically change in a way that is intended to become more conservative as the investor approaches his or her target retirement date. By contrast, Target Term Funds are closed-end funds that typically trade on a national securities exchange, such as the New York Stock Exchange, at a market price that may be

Ms. Elisabeth Bentzinger

August 7, 2017

higher, lower or equal to NAV. In order to address market price deviation from NAV, Target Term Funds seek to return an investor’s original NAV, less offering costs, at the end of the specified term. Therefore, the name of a Target Term Fund is tied to the year in which the fund intends to achieve its objective of returning original NAV, less offering costs. Target Term Funds can be designed for short-term or long-term investments.

Accordingly, the Fund respectfully submits that its operation as a Target Term Fund will not be confusing to shareholders, because inclusion of the words “Target Term” and an accompanying date are consistent with the Fund’s investment objective and strategies to return the original NAV per common share to common shareholders, less offering costs, on or about the date specified in the Fund’s name. In addition, to the extent a Target Term Fund is providing a short-term investment, such as the Fund (which has a five-year term), it would not be suitable for a new Target Date investor, who would be seeking a longer-term investment. Based on the foregoing, the Fund respectfully declines to include additional disclosure in the prospectus noting that it is not a Target Date fund.

Prospectus Summary – Portfolio Contents, page 3

8.

Comment: The Fund may invest in sukuk debt instruments, which are described as “certificates structured to comply with Sharia law and its investment principles.” Please provide more detail describing these instruments in accordance with plain English principles.

Response: The disclosure addressing sukuk debt instruments in the “Portfolio Contents” section in the Prospectus Summary has been revised as follows:

“Generally, sukuk debt instruments are certificates structured to comply with Sharia law and its investment principles. Sukuk debt instruments are further described in the fourth paragraph under “The Fund’s Investments—Portfolio Contents.”

Prospectus Summary – Special Risk Considerations, page 12-22

9.	Comment: When summarizing the potential risks of investing in the Fund, please include a discussion of credit risk.

Response:     The Registrant has added the following risk at the end of the section titled “Special Risk Considerations—Issuer Level Risks” in the Prospectus Summary:

“Issuer Credit Risk. Issuers of securities in which the Fund may invest may default on their obligations to pay dividends, principal or interest when due. This non-payment would result in a reduction of income to the Fund, a reduction in the value of a debt security experiencing non-payment and, potentially, a decrease in the NAV of the Fund. With respect to the Fund’s investments in securities that are secured, there can be no assurance that liquidation of collateral would satisfy the issuer’s obligation in the event of non-payment of scheduled dividend, interest or principal or

Ms. Elisabeth Bentzinger

August 7, 2017

that such collateral could be readily liquidated. In the event of the bankruptcy of an issuer, the Fund could experience delays or limitations with respect to its ability to realize the benefits of any collateral securing a security. To the extent that the credit rating assigned to a security in the Fund’s portfolio is downgraded, the market price and liquidity of such security may be adversely affected.”

10.

Comment: Please describe here and in the “Risks” section of the prospectus the risks associated with investments in quasi-sovereign securities, second lien loans, unsecured loans, subordinated loans, and other subordinated debt instruments.

Response: The Registrant has included the following risk disclosures in the Prospectus Summary and Prospectus:

“Quasi-Sovereign Debt Risk. Investments in quasi-sovereign debt involve special risks not present in investments in corporate debt. The governmental authority that controls the repayment of the debt may be unable or unwilling to make interest payments and/or repay the principal or to otherwise honor its obligations. If an issuer of quasi-sovereign debt defaults on payments of principal and/or interest, the Fund may have limited recourse against the issuer. A quasi-sovereign debtor’s willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the quasi-sovereign debtor’s policy toward international lenders, and the political constraints to which a quasi-sovereign debtor may be subject. During periods of economic uncertainty, the market prices of quasi-sovereign debt, and the Fund’s NAV, may be more volatile than prices of corporate debt, which may result in losses. In the past, certain governments of emerging market countries have declared themselves unable to meet their financial obligations on a timely basis, which has resulted in losses for holders of quasi-sovereign debt.”

“Second Lien Loans and Unsecured Loans Risk. Second lien loans and unsecured loans generally are subject to the same risks associated with investments in senior loans, as discussed above. Because second lien loans and unsecured loans are lower in priority of payment to senior loans, they are subject to the additional risk that the cash flow of the borrower and property securing the loan, if any, may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. This risk is generally higher for unsecured loans, which are not backed by a security interest in any specific collateral. Second lien loans and unsecured loans are expected to have greater price volatility than senior loans and may be less liquid. Second lien loans and unsecured loans of below investment grade quality also share the same risks of other below investment grade debt instruments. See “Risks–Issuer Level Risks–Below Investment Grade Risk.””

Ms. Elisabeth Bentzinger

August 7, 2017

“Subordinated Loans and Other Subordinated Debt Instruments Risk. Issuers of subordinated loans and other subordinated debt instruments in which the Fund may invest usually will have, or may be permitted to incur, other debt that ranks equally with, or senior to, the subordinated loans or other subordinated debt instruments. By their terms, such debt instruments may provide that the holders are entitled to receive payment of interest or principal on or before the dates on which the Fund is entitled to receive payments in respect of subordinated loans or other subordinated debt instruments in which it invests. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of an issuer, holders of debt instruments ranking senior to the subordinated loan or other debt instrument in which the Fund invests would typically be entitled to receive payment in full before the Fund receives any distribution in respect of its investment. After repaying such senior creditors, such issuer may not have any remaining assets to use for repaying its obligation to the Fund. In the case of debt ranking equally with subordinated loans or other subordinated debt instruments in which the Fund invests, the Fund would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant issuer. In addition, the Fund will likely not be in a position to control any issuer by investing in its debt instruments. As a result, the Fund will be subject to the risk that an issuer in which it invests may make business decisions with which the Fund disagrees and the management of such issuer, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve the Fund’s interests as a debt investor.”

11.

Comment:    When describing Non-U.S. Securities Risk here and on page 44 of the prospectus, the prospectus identifies the risk of “restrictions imposed by non-U.S. countries limiting the ability of non-U.S. issuers to make payments of principal and/or interest due to blockages of foreign currency exchanges or otherwise.” Please confirm the relevance of this given the Fund’s policy of investing only in U.S. dollar denominated securities.

Response:  The language noted above has been removed.

Summary of Fund Expenses, pages 23-24

12.

Comment:  Footnote 2 to the fee table states that an investor will be charged a service charge if the Plan Agent sells Common Shares held in a dividend reinvestment account. Please include this service charge in the Dividend Reinvestment Plan Fees line item of the fee table. See Instruction 4 to Item 3 of Form N-2.

Ms. Elisabeth Bentzinger

August 7, 2017

Response:    The service fee disclosed in footnote 2 to the fee table is not imposed solely as a result of the shareholder acquiring Common Shares of the Fund. This fee is only imposed if the shareholder directs the Plan Agent to sell Common Shares held in a Dividend Reinvestment Plan account (“DRIP Account”). In addition, the fee is $2.50 for every sale of shares held in a DRIP Account. The Registrant has no reliable way to predict how many such sales will be directed, and the amount would have to be significant to generate a material amount for this item in the fee table. The Registrant submits that the current disclosure complies with Instruction 4 to Item 3 of Form N-2, by disclosing the basis on which such fees are imposed.

13.

Comment:  As stated in the prospectus, the Fund will be subject to U.S. federal excise taxes and U.S. federal corporate income taxes to the extent it sets aside and retains in its net assets (and therefore its NAV) a portion of its net investment income in pursuit of its objective of returning Original NAV. Please explain whether, and if so how, the excise tax will be reflected in the Fund fee table.

Response:    The Fund does not anticipate that it will incur excise taxes in its first fiscal year of operations.

The Fund’s Investments – Investment Policies, pages 27-28

14.

Comment:    Please disclose that the Fund’s policy of investing no more than 10% of Managed Assets in securities rated below B-/B3 may result in the Fund investing in “distressed” securities. Please briefly define “distressed” security.

Response: “Distressed security” is defined in “Special Risk Considerations—Issuer Level Risks—Defaulted and Distressed Securities Risk” in the Prospectus Summary. The Registrant has added the following disclosure to the relevant investment policy as shown below:

“The Fund will invest no more than 10% of its Managed Assets in securities rated below B-/B3 or that are unrated but judged by Teachers Advisors to be of comparable quality (See “Special Risk Considerations—Issuer Level Risks—Defaulted and Distressed Securities Risk”);”

Portfolio Composition and Other Information – Credit Default Swaps, page 36

15.

Comment:    The prospectus disclosure indicates that the Fund may utilize credit default swaps. Please disclose that if the Fund sells or writes credit default swaps, then the Fund will segregate the full notional amount of the credit default swap to cover such obligation. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). See also additional guidance found at https://www.sec.gov/divisions/investment/seniorsecurities-bibliography.htm.

Response:  In the event that the Fund writes credit default swaps, it will segregate the full notional value of the swaps to cover such obligations. Accordingly, the Registrant

Ms. Elisabeth Bentzinger

August 7, 2017

has added the disclosure below as the fourth paragraph of “Portfolio Composition and Other Information—Derivatives—Swap Transactions—Credit Default Swaps” in the Prospectus.

“If the Fund sells or writes credit default swaps, then the Fund will segregate the full notional amount of the credit default swap to cover such obligation.”

Risks – Emerging Markets Risk, page 43

16.	Comment: In the second paragraph, please clarify the reference to the “JPMEMBI GD index.”

Response:  The reference noted above refers to the JP Morgan Emerging Markets Bond Index Global Diversified Index which is defined in the Prospectus Summary as the “EMBI-GD.” The Registrant has revised the second paragraph in the Emerging Markets Risk section accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Investment Objectives and Policies – Fund Strategy, page 2

17.

Comment:  The Statement of Additional Information states that the Fund seeks to identify securities that the portfolio managers believe are undervalued or mispriced. Please describe this strategy in the prospectus.

Response: The Registrant has revised the first paragraph in the Fund Strategies section in the Prospectus Summary as follows:

“The Fund seeks to achieve its investment objectives by investing in emerging market debt securities. The Fund’s investment team actively manages the portfolio to capitalize on the relative value opportunities across emerging market debt securities by identifying securities that the portfolio managers believe are undervalued or mispriced. To construct and manage the portfolio, the Fund’s investment team will integrate top-down global macroeconomic analysis with a fundamental, bottom-up investment process that assesses sovereign and corporate credit dynamics on an issuer-by-issuer basis.”

18.

Comment:  In the third paragraph, please redefine “credit spread opportunity” as it relates to the Fund’s investment portfolio, i.e., the opportunity provided by emerging market debt securities, relative to debt securities of similar interest rate risk and credit risk of issuers in developed markets.

Response:  The “credit spread opportunity” is described in the second paragraph of this section. As a result, the Registrant has deleted the third sentence in the third paragraph referring to a “credit spread opportunity.”

Ms. Elisabeth Bentzinger

August 7, 2017

Investment Objectives and Policies – Portfolio Contents, pages 2-3

19.	Comment: When describing the Fund’s investment portfolio, please include a discussion of its investment in derivatives.

Response:    The Registrant has added the following disclosure to the last paragraph in the “Investment Objectives and Policies—Portfolio Contents” section of the SAI:

“Furthermore, the Fund may contain derivative instruments including financial futures contracts and options thereon, swaps (with varying terms, including interest rate swaps, credit default swaps and credit default swap indices), options on swaps and other fixed-income derivative instruments as noted in the “Portfolio Composition and Other Information—Derivatives” section of this SAI.”

Investment Restrictions, pages 6-7

20.

Comment: Please clarify whether the Fund seeks to carve out lenders and other financial intermediaries from the term “issuer” for purposes of their concentration policy. If so, please be advised that assets allocated to any loan participation or bank loan where the Fund does not assume a contractual lending relationship with the borrower under the loan should be considered as being invested in the industry of the financial intermediary as well as in the industry of the borrower. See Pilgrim Prime Rate Trust (pub. avail. June 29, 1989). Please revise the policy accordingly.

Additionally, when stating that “any other person interpositioned between” the lender and the Fund is excluded from the term “issuer,” please clarify what this means, including who, specifically, would be so excluded.

Response: We confirm, for purposes of investment restriction number 4, and adherence to the requirements of Section 5(b)(1) of the 1940 Act, that the institution selling the loan participation interest and the ultimate borrower would both be considered “issuers” where the participation interest does not shift to the Registrant the direct debtor-creditor relationship with the borrower.

Accordingly, the Registrant has revised investment restriction number 4 as follows:

“. . . the term “issuer” shall not include a lender selling a participation to the Fund together with any other person interpositioned between such lender and the Fund with respect to a participation that shifts to the Fund the direct debtor-creditor relationship with the borrower ;3”

The term “any other person interpositioned between” refers to any entity selling a participation that shifts to the Fund the direct debtor-creditor relationship with the borrower.

Ms. Elisabeth Bentzinger

August 7, 2017

21.

Comment: When stating that governments and their political subdivisions are not members of any industry for purposes of the Fund’s concentration policy, please clarify that the Fund will include in its concentration policy municipal securities backed principally from the assets and revenues of non-governmental users.

Response: The Registrant has revised investment restriction number 4 to clarify that the Registrant will include in its concentration policy municipal securities backed principally from the assets and revenues of non-governmental users as indicated below:

“(4) Invest more than 25% of its total assets in securities of issuers in any one industry, provided, however, that such limitation shall not apply to municipal securities other than those municipal securities backed principally by the assets and revenues of non-governmental users, nor shall it apply to obligations issued or guaranteed by the United States Government or by its agencies or instrumentalities. . . .”

The Registrant has also added the following language as the fifth paragraph under this section:

“For the purpose of applying the 25% industry limitation set forth in subparagraph (4) above, such limitation will apply to tax-exempt municipal securities if the payment of principal and interest for such securities is derived principally from a specific project associated with an issuer that is not a governmental entity or a political subdivision of a government, and in that situation the Fund will consider such municipal securities to be in an industry associated with the project.”

22.

Comment: A fund (and its adviser) may not ignore the investments of open-end and closed-end investment companies (including ETFs) in which it invests when determining whether the fund is in compliance with its own concentration policies. Please add disclosure indicating that the Fund will consider the investments of underlying investment companies when determining compliance with its own concentration policy.

Response: The Registrant has added the following disclosure to the end of the sixth paragraph in the “Investment Restrictions” section:

“Moreover, the Fund will consider the concentration of underlying investment companies when determining compliance with its own concentration policy.”

Description of Shares and Debt – Common Shares, pages 57-58

23.	Comment: Please clarify in the third paragraph that the Fund’s NAV per Common Share is $9.85 (not $0.15), before deducting offering expenses.

Response: The Registrant has revised the third paragraph to indicate that the Fund’s Original NAV per Common Share is $9.85 (not $0.15).

Ms. Elisabeth Bentzinger

August 7, 2017

PART C

24.

Comment:  Please include, as an exhibit to the registration statement, a consent for Stradley Ronon Stevens & Young, LLP, who is named in the Tax Matters and Legal Opinions and Experts sections of the prospectus.

Response:  The Registrant has included an opinion and consent of Stradley Ronon Stevens & Young, LLP with pre-effective amendment no. 1 to the Registration Statement.

25.

Comment:  Please briefly describe any other business, profession, vocation, or employment of a substantial nature in which Teachers Advisors, LLC, and each director, executive officer, and partner of Teachers Advisors, LLC, is or has been, at any time during the past two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner, or trustee. Item 31 of Form N-2.

Response:  The Registrant has added the following disclosure to Part C with respect to Item 31 of Form N-2:

Name and Position with Teachers Advisors	Other Business, Profession, Vocation or Employment During Past Two Years
Michael R. Albert, Managing Director, Investment Operations	Managing Director, Investment Operations (since 2017, formerly, Managing Director, Global Securities Services) of TIAA-CREF Investment Management, LLC.
Michelle M. Beck, Chief Risk Officer	Executive Vice President, Managing Director of Nuveen Alternative Investments, LLC; Managing Director, Head of Risk Management of Nuveen Investments, Inc. (2010-2017); Executive Vice President, Chief Risk Officer of Nuveen Fund Advisors, LLC (2016-2017); Senior Managing Director, Chief Risk Officer of TIAA-CREF Alternatives Advisors, LLC; Chief Risk Officer (since 2017), Senior Managing Director, Chief Risk Officer (2016-2017) of TIAA-CREF Investment Management, LLC.
Elizabeth D. Black, Chief Investment Officer, Public Markets	Chief Investment Officer, Public Markets (since 2015, formerly, Senior Managing Director) of TIAA-CREF Investment Management, LLC; Member of the Board of Directors, TIAA-CREF Life Insurance Company.
Glenn E. Brightman, Senior Vice President, Chief Financial Officer	Executive Vice President, Chief Financial Officer and Principal Accounting Officer of College Retirement Equities Fund; Chief Financial Officer of Nuveen, LLC; Controller of Nuveen Finance, LLC (2015-2017); Executive Vice President, Chief Financial Officer of Nuveen Services, LLC; Senior Vice President, Chief Financial Officer (since 2016, formerly, Vice President, Funds Treasurer (2014-2016)) of TIAA-CREF Investment Management, LLC; Member of the Board of Directors, NIS/R&T, Inc., Nuveen Investments, Inc., Nuveen Investments Canada Co.
Stuart R. Brunet, Chief Compliance Officer	Chief Compliance Officer (since 2017, formerly, Director, Compliance Officer) of TIAA-CREF Investment Management, LLC.
Bradley G. Finkle, Manager of the Board, President & Chief Executive Officer, Member of the Board of Directors, Managing Director	Member of the Board of Directors, Teachers Personal Services, Inc.; Principal Executive Officer and President of TIAA-CREF Funds; Manager of the Board, President & Chief Executive Officer (since 2017, formerly, Senior Managing Director, President, TIAA Public Investments (2016-2017) Managing Director (2011-2016)) of TIAA-CREF Investment Management, LLC; Principal Executive Officer and President, TIAA-CREF Life Funds.
Thomas M. Franks, Senior Managing Director, CIO, Global Equity Investments	Senior Managing Director, CIO, Global Equity Investments of TIAA-CREF Investment Management, LLC.
John M. McCann, Vice President, Associate General Counsel and Assistant Secretary	General Counsel and Assistant Secretary of Covariance Capital Management, Inc. (2014-2017); Vice President, Associate General Counsel and Assistant Secretary (since 2017, formerly, Director, Associate General Counsel and Assistant Secretary) of TIAA-CREF Investment Management, LLC.
John Panagakis, Manager of the Board, Senior Managing Director, Member of the Board of Directors

Vice President of GreenWood Resources Capital Management, LLC; Director of Nuveen Hong Kong Limited; Director and Executive Vice President of Nuveen Investments Canada Co.; Vice President of Teachers Personal Investors Services, Inc.;

Director of TIAA Global Asset Management Australia Pty Ltd; Director of TIAA Global Asset Management London Limited; Manager of the Board, Senior Managing Director of TIAA-CREF Alternatives Advisors, LLC; Manager of the Board, Senior Managing Director of TIAA-CREF Investment Management, LLC.

26.

Comment:  Section 6(a) of the Securities Act of 1933 requires that a registration statement be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its

Ms. Elisabeth Bentzinger

August 7, 2017

board of directors or persons performing similar functions. The signature page of the registration statement does not appear to comply with Section 6(a) in that a majority of the trustees have not provided a signature. Please conform the signature page to comply with Section 6(a) in the next amendment to the registration statement.

Response: At the time the initial Registration Statement was filed, the Fund had only one Trustee, as is typical of newly-formed Nuveen closed-end funds. As of the date of pre-effective amendment no. 1 to the Registration Statement the full Board of Trustees has been appointed pursuant to the Fund’s Declaration of Trust and By-laws. Thus, the signature page now includes the signatures of each Trustee in compliance with Section 6(a).

Ms. Elisabeth Bentzinger

August 7, 2017

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.964.3502.

Sincerely yours,

/s/ David P. Glatz

David P. Glatz

Enclosures

Copies (w/encl.) to

G. Zimmerman

E. Fess

D. Wohl